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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      Under the Securities Exchange Act of
                             1934 (AMENDMENT NO. __)

                               VENTIV HEALTH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922793104
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                        130 KING STREET WEST, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications)

                                FEBRUARY 8, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

                         (Continued on following pages)

                               (PAGE 1 OF 6 PAGES)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 922793104                   13D                      PAGE 2 OF 6 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    1,196,546 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    1,196,546 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    1,196,546 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    1,196,546 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,546 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.20% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         CO


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CUSIP NO. 922793104                   13D                      PAGE 3 OF 6 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                   [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    521,000 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    521,000 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    521,000 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    521,000 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,000 (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [X]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF THE HOLDINGS OF COUNSEL CORPORATION AS DESCRIBED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.26% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         IN


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CUSIP NO. 922793104                   13D                      PAGE 4 OF 6 PAGES


         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Ventiv Health, Inc., a Delaware corporation (the "Issuer").

         ITEM 2. IDENTITY AND BACKGROUND.

(a) The reporting persons are (i) Counsel Corporation, an Ontario, Canada corporation ("Counsel"), and (ii) Allan C. Silber, an individual citizen of Ontario, Canada. The directors and executive officers of Counsel as of the date hereof are set forth on Schedule A attached to the Schedule 13D and are incorporated herein by reference ("Schedule A").

(b) The principal business address of Counsel and Mr. Silber is: Exchange Tower, Suite 1300, 130 King Street West, Toronto, Ontario M5X 1E3. The principal business address of each of the directors and executive officers of Counsel is set forth on Schedule A.

(c) Counsel's principal business is the acquisition of significant positions in, and the active management of, a portfolio of operating companies. Mr. Silber's principal occupation is the Chairman, President and Chief Executive Officer of Counsel. The principal occupation of each director and executive officer of Counsel, including the principal business address and the address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

(d) During the last five years, neither Counsel nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Counsel nor Mr. Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Silber is a citizen of Canada.


         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 6, 2002 Mr. Silber used $316,375.75 of his personal funds to purchase 254,655 shares of Common Stock on the open market. On February 7, 2002, Mr. Silber used $331,103.18 of his personal funds to purchase 266,345 shares of Common Stock on the open market. On February 8, 2002 Counsel used $1,374,117.04 of its working capital to purchase 1,096,546 shares of Common Stock on the open market. On February 12, 2002, Counsel used $160,000.00 of its working capital to purchase 100,000 shares of Common Stock in the open market.




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CUSIP NO. 922793104                   13D                      PAGE 5 OF 6 PAGES



         ITEM 4. PURPOSE OF TRANSACTION.

         The Issuer's securities that are presently beneficially owned by Counsel and Mr. Silber were acquired and are currently being held for investment purposes. Counsel or Mr. Silber may acquire additional shares on the open market, in privately negotiated transactions or otherwise. Counsel or Mr. Silber may dispose of the shares owned by them on the open market, in privately negotiated transactions or otherwise.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on February 18, 2002, Counsel beneficially owned the aggregate of 1,196,546 shares of the Issuer's Common Stock, which constitutes 5.20% of the outstanding shares of Issuer's Common Stock. Mr. Silber is a reporting person for purposes of this Schedule 13D by virtue of his direct ownership of 521,000 shares of Common Stock, being an officer and director of Counsel, and beneficially owning approximately 19.9% of Counsel's outstanding common stock. The voting percentages shown on pages 2 through 6 of the Schedule 13D are incorporated herein by reference. Mr. Silber disclaims direct and indirect beneficial ownership of all securities of Issuer owned by Counsel.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.1 Agreement to File Jointly dated February 18, 2002 by and between Counsel Corporation and Allan C. Silber.





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CUSIP NO. 922793104                   13D                      PAGE 6 OF 6 PAGES




                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    February 18, 2002

                                         COUNSEL CORPORATION

                                         By: /s/ Allan C. Silber
                                         ---------------------------------------
                                         Allan C. Silber
                                         Chairman of the Board and
                                         Chief Executive Officer


                                         /s/ Allan C. Silber
                                         ---------------------------------------
                                         ALLAN C. SILBER, Individually

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                                   SCHEDULE A
                                 TO SCHEDULE 13D

BOARD OF DIRECTORS OF COUNSEL:


            NAME                                 ADDRESS
------------------------------------             -------------------------------

Norman Chirite                                   280 Park Avenue
Managing Director                                West Building, 28th Floor
Counsel Corporation                              New York, NY 10017

Norman Hill                                      250 Sheppard Avenue East
President                                        Suite 300
Norman Hill Realty Inc.                          Toronto, ON M2N 3A9

Philip Reichmann                                 Suite 3300, P.O. Box 72
Chief Executive Officer                          1 First Canadian Place
O&Y Properties Corporation                       Toronto, ON M5X 1B1

Allan C. Silber                                  Exchange Tower
Chairman and Chief Executive Officer             Suite 1300, P.O. Box 435
Counsel Corporation                              130 King Street West
                                                 Toronto, ON M5X 1E3

Gerald Turner                                    61 Tanbark Crescent
President Emeritus                               Toronto, ON M3B 1N7
Mt. Sinai Hospital (Toronto)






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EXECUTIVE OFFICERS OF COUNSEL:

            NAME                                 ADDRESS
-------------------------------------            -------------------------------

Allan C. Silber                                  Exchange Tower
Chairman of the Board,                           Suite 1300, P.O. Box 435
President and Chief Executive Officer            130 King Street West
                                                 Toronto, ON M5X 1E3

Norman Chirite                                   280 Park Avenue
Managing Director                                West Building, 28th Floor
                                                 New York, NY 10017

Kelly Murumets                                   Exchange Tower
Executive Vice President                         Suite 1300, P.O. Box 435
                                                 130 King Street West
                                                 Toronto, ON M5X 1E3

Joshua Silber                                    Exchange Tower
Vice President                                   Suite 1300, P.O. Box 435
                                                 130 King Street West
                                                 Toronto, ON M5X 1E3

Stephen Weintraub                                Exchange Tower
Senior Vice President and Secretary              Suite 1300, P.O. Box 435
                                                 130 King Street West
                                                 Toronto, ON M5X 1E3

Howard Wortzman                                  Exchange Tower
Vice President, Finance                          Suite 1300, P.O. Box 435
                                                 130 King Street West
                                                 Toronto, ON M5X 1E3


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                                  EXHIBIT INDEX

                                   EXHIBIT NO.

                                   -----------

        1.1 Agreement to File Jointly dated February 18, 2002 by and between Counsel Corporation and Allan C. Silber.